Exhibit 4.16

Translated from the original contract in Chinese

Property Leasing Contract

Document Number: WSWY2014-001

Lessor (Party A): Dongguan Wing Shing Electrical Products Company Limited

Lessee (Party B): Dongguan Hwa O’Tai Electronic Technology Co., Ltd.

According to the relevant regulations of the State, and based on the desire of the parties for equality and mutual benefit, Party A rents its legally owned plant, dormitory and canteen (hereinafter collectively referred to as “Property”) to Party B. The two parties have reached agreement and executed a Contract as follows:

1. The rental plant and dormitories:

1. Plant: Party A will rent the 1st floor, 3rd floor and 4th floor (area of 11,964.75 square meters) of the 11th plant, the 4th floor of the 12th plant (area of 3,988.5 square meters), the 1st floor, 2nd floor, 3rd floor and 4th floor (total area of 9,636 square meters) of the 14th plant and the 1st and 2nd floor of the Communications Office (total area of 864 square meters) in Dongguan Wing Shing Electrical Products Co., Ltd. facility to Party B. The total area of the production and office space rented is 26,453.25 square meters.

2. Dormitories: Party A will rent Block B apartment (1,171 square meters), the 7th and 8th caretaker’s dormitories (a total area of 3,035.2 square meters), the 9th and 10th workers’ dormitories (total area of 6,398.5 square meters) and canteens (area of 2,100 square meters) in the dormitories area in Dongguan Wing Shing Electrical Products Co., Ltd. facility to Party B. The total area of dormitories and canteen rented is 12,704.7 square meters.

2. Lease Term:

1. The lease is effective April 1, 2014 and terminates on March 31, 2019. The lease term is 5 years.

2. Upon the expiration of the lease, Party A is entitled to recover rental property, and Party B should vacate the property as scheduled. If it wishes to renew, Party B shall request in writing to Party A at least two months prior to the expiration of the lease, and if party A agrees, the lease contract will be re-signed. Party B will have the first right of refusal to lease under the same conditions.

3. Rent, deposits and other expenses:

1. Parties A and B agree that the initial monthly rent will be RMB400,000 (uppercase FOUR HUNDRED THOUSAND) payable by Party B to Party A. The rent in the first year is RMB400,000 a month, RMB 420,000 a month in the second year, RMB 441,000 a month in the third year, RMB 463,100 a month in the fourth year, and RMB 486,300 a month in the fifth year, which represents a rent escalator of 5% per year.

2. Both sides agreed that the rent be paid by bank transfer or cash.

3. Within three days of signing the contract, Party B shall deposit the equivalent of 2 months rent with Party A and sufficient funds to buy a brand new line of SMT placement equipment (5 million). The total deposit of RMB5.8 million (uppercase FIVE POINT EIGHT MILLION) will be paid to Party A. When Party B signs a one-time payment for a new line of SMT placement equipment contract with a third party, and after that third-party delivers the SMT placement equipment due by the end of April 2014, Party A will refund the first 20% of RMB5 million, namely RMB 1 million to Party B. When the SMT placement equipment can be completed and put into use, Party A should immediately set Party B as the mortgagee for the SMT placement equipment with respect to the Industrial and Commercial Administration Departments. The maximum amount of mortgage-backed debt is RMB10 million. The maximum amount of the mortgage registration with the determination date of amount of the guaranteed debt being the date of the expiry of the lease contract at which time Party A will refund 80% of RMB 5 million, namely RMB 4 million to Party B. Before the end of June 2014, Party B needs to buy (purchase can be made in a loan not exceeding three years) two further SMT placement machines to be installed in Party B’s factory; After the two sets of SMT placement equipment’s mortgage is paid off, Party A should immediately set Party B as the mortgagee for SMT placement equipment with respect to the Industrial and Commercial Administration Departments. The maximum amount of mortgage-backed debt is RMB 10 million. The maximum amount of the mortgage registration with the determination date of amount of the guaranteed debt being the date of the expiry of the lease contract. After the expiration or earlier termination of the contract, and within ten days after Party B settles all costs (including, but not limited to, maintenance, rent, utilities, lease, damage and damages from breach of contract, etc.), the deposit of RMB800,000 will be refunded without interest to Party B. If Party B has outstanding aforementioned costs, part or all of the deposit or, if required, Party B’s SMT owned machinery will be assigned to Party A.

4. Considering that Party B needs time to obtain a business license and recruit staff to start production, Party A will waive a portion of rent for the first five months, namely free for the first month and 50% of the total RMB400,000 from the second month to the fifth month. The monthly rent is collected in full from the sixth month on.

5. Party B should, on a monthly basis pay the rent for the next month on the 25th of each month. Within 5 days after receiving the payment, Party A shall issue ordinary invoices. If payment is overdue from Party B, a daily overdue amount of 5% of unpaid rent will be charged. And if Party B exceeds the agreed deadline for more than five days, Party A is entitled to terminate the contract, and recover compensation for the lease and consequential loss and request Party B assume the liability for the breach.

6. Prior to the expiry date, if Party B terminates the contract in advance, Party A will retain the non-refundable deposit of 2 months (if Party B’s deposits are insufficient, Party B must supplement, otherwise Party A is entitled to detain related equipment of Party B), and Party A will charge separately liquidated damages. Liquidated damages will be RMB600,000 if termination is one year in advance of the lease expiration, RMB1.2 million if two years in advance of the lease expiration, and RMB 1.8 million if three years. Time less than a half year is calculated as one year.

7. If the lease has not expired, and Party B does have any legitimate reason to terminate the contract, Party B shall pay the penalty outlined in clause 6.

4. Maintenance requirements and responsibilities:

1. Party B is renting the factory and office for production of communications products. Party B needs to register as an independent company. Registration capital, related costs and responsibilities are to be borne by Party B. If necessary, Party A can provide assistance, but this will not involve funding, loans or processing.

2. If Party B needs to use the plant for other purposes, Party B must get approval by Party A in writing, otherwise party A is entitled to terminate the contract early.

3. Party B is renting the dormitory and dining hall for employees only, and not for other purposes.

4. If there are damages or malfunctions to dormitories, the canteen and ancillary facilities during the contract period, Party B shall promptly notify Party A and be responsible for repair or compensation. If Party B refuses to repair or make compensation, Party A may also unilaterally terminate the contract or propose changes to the terms of the contract according to the situation apart from holding Party B accountable for the loss.

5. During the contract, if Party B needs to make improvements to the structure of the properties, which may affect the safety of the properties, it will be subject to the written consent and a written agreement from Party A; however, if the structural changes lead to safety issues or an accident, even after Party A’s agreement, Party A does not assume any responsibility for such consequences and related legal or economic issues.

5. Sublease and return:

1. During the lease term, without the written consent of the Party A, dormitories and canteen shall not be sublet, subleased or in collaboration with third parties, or other disguised forms of property transferred and sublet to third parties.

2. After the expiry of the lease, plant, dormitory and canteen shall be in a normal state. For damage occurring during the lease (including the destruction, fire or other damages), Party A is entitled to request Party B to make compensation or repair depending on the extent of damage.

6. Other relevant conventions:

1. During the term of the lease while Party B utilizes the leased equipment from Party A to produce communication equipment products, Party B should be a law-abiding operator and shall not produce or sell those products that go against the national compulsory certification (3C); Party B cannot produce products with impersonation factory name or site. If found to have violated any laws, Party B must take full responsibility and accept the government punishment; Party B cannot be involved in any illegal activities such as smuggling, tax evasion, wage arrears, etc. Otherwise Party B shall be responsible for all the consequences and Party A will require Party B to compensate them according to the impact.

2. During the lease, Party B shall take proper measures to guard against fire, theft and ensure public health and security. Party A can inspect on site, and ask Party B to revise procedures when necessary.

3. During the lease, in the case of electricity increases or damage of electrical facilities caused by added machines, Party B shall pay all the costs and take full responsibility.

4. All vehicles of Party B will be checked by Party A’s security while passing Party A’s factory gates. As for suspicious objects, Party A is entitled to detain the objects until they are checked and assured.

5. Party A’s stadium, library, staff training rooms and other places are free for Party B to use. If damaged, Party B will be responsible for repair or compensation.

6. During the lease, all accidents to Party B’s personnel (including personal injury accidents, safety incidents, property, labor disputes, economic disputes, etc.) are the sole responsibility of Party B, not Party A.

7. Party B shall not fall behind with its staff’s wages. Two weeks of arrears of wage will be deemed as a breach of contract. In this case, Party A has the right to unilaterally terminate the contract and retrieve the leased machine immediately. All the consequences arising from any unpaid wages will be borne by Party B and has nothing to do with Party A. If Party B’s deliberate delay in paying wages causes serious problems, Party A is entitled to detain and sell Party B’s relevant equipment (including the three sets of SMT placement equipment used as mortgage in this contract) as well as other property placed in Party A’s factory, such as devices, finished product for consumers, semi-manufactured goods and raw material. The proceeds from those objects will be used as a deposit or used to pay wages of Party B’s staff.

8. During the lease, if Party B breaches any term of the contract, Party A has the right to unilaterally terminate the contract, refuse to refund the deposit and claim liquidated damages and compensation for other losses. If Party B does not pay all rent arrears, liquidated damages, compensation, Party A is entitled to use the deposit to pay the rent arrears, liquidated damages, compensation. If the deposit is insufficient, Party A can detain and sell Party B’s relevant equipment (including the three sets of SMT placement equipment used as mortgage in this contract) as well as other property placed in the Party A’s factory, such as devices, finished product for consumers, semi-manufactured goods and raw material. The proceeds from those objects will be used to pay the rent arrears, liquidated damages and compensation.

9. Both parties can reach agreement in the annex on those matters that are not covered in this contract. Both parties are required to conscientiously fulfill all the terms of this contract. If one party defaults, he will undertake the corresponding responsibility according to relevant conventions.

10. After the termination of this contract, Party B shall leave and return all the plants and dormitories within 10 days and ensure that all the plants and dormitories are in good operation (except for normal wear and tear). Party B shall settle all the costs and finish the handling procedures. If Party B does not move out of the plants, dormitories, canteens after 15 days, Party A is entitled to forcibly clear the scene and recover the property. All items retained or forgotten shall be deemed to be abandoned by Party B, and Party A has the right to dispose of them. Party B shall not raise any objection.

7. Special Agreement

1. Party A’s creditor’s rights to Party B under this agreement (including principal debt, liquidated damages, compensation, claims costs, etc.) also include Party A ‘s creditor’s rights in the “Equipment Leasing Contract” signed by both parties.

2. A deposit equivalent to two months’ rent, namely, RMB800,000, will be paid to Party A. During the lease, Party B should pay the rent, compensation, utility fee, liquidated damages and wages for Party B’s staff in a timely manner to ensure that Party A can hold RMB800,000; if the deposit decreases due to failure to pay the above and Party B refuses to replenish the deposit even with a written summons by Party A, Party B’s action will be deemed as having breached the contract. Thus, Party A would be entitled to unilaterally terminate this contract and claim B’s responsibility in accordance with the relevant stipulations of the contract.

8.

Those matters which are not covered by the contract shall be settled through friendly consultations and negotiations.

If still no consensus can be reached, the two parties should seek legal action at the People’s Court which has jurisdiction of Party A’s location.

9.

This contract is in quadruplicate, two copies for each Party, and take effect from the date of signing and seal. It will expire after the settlement and the relevant lease transaction.

Party A (Seal): Dongguan Wing Shing Electrical Products Company Limited (Sealed)
Signature: Shu Wei Ping
Date: April 1, 2014
Party B (Seal): Dongguan Hwa O’Tai Electronic Technology Co., Ltd. (Sealed)
Signature: Cai Chang Yi
Date: April 1, 2014